UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

Halcyon Capital Management L.P.
477 Madison Avenue, 8th Floor
New York, New York 10022
212-303-9400

With copies to:
Jackie Cohen
Weil Gotshal & Manges, LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

October 2, 2018
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Halcyon Mount Bonnell Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
2,641,178 (see Item 5)

	8	SHARED VOTING POWER.
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
2,641,178 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
2,641,178 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.42% (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
HCN LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
4,245,152 (see Item 5)

	8	SHARED VOTING POWER:
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
4,245,152 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
4,245,152 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.88% (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
HCN GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
4,245,152* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
4,245,152* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
4,245,152* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.88%* (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

*Includes shares owned by HCN LP.

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Halcyon Energy, Power and Infrastructure Capital Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
1,741,349 (see Item 5)

	8	SHARED VOTING POWER.
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
1,741,349 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
1,741,349 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.59% (see Item 5)

14	TYPE OF REPORTING PERSON.
OO (see Item 5)

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
First Series of HDML Fund I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:
719,173 (see Item 5)

	8	SHARED VOTING POWER.
0 (see Item 5)

	9	SOLE DISPOSITIVE POWER.
719,173 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
0 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
719,173 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.66% (see Item 5)

14	TYPE OF REPORTING PERSON.
OO

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
HDML Asset LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER:
0 (see Item 5)

	8	SHARED VOTING POWER.
3,360,351* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
3,360,351* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
3,360,351* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.07%* (see Item 5)

14	TYPE OF REPORTING PERSON.
OO

*Includes shares owned by First Series of HDML Fund I LLC and Halcyon Mount Bonnell Fund L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Halcyon Solutions Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
460,236 (see Item 5)

	8	SHARED VOTING POWER.
0

	9	SOLE DISPOSITIVE POWER.
460,236 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
460,236 (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.42% (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Halcyon Solutions GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
460,236* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
460,236* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
460,236* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.42%* (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

*Includes shares owned by Halcyon Solutions Master Fund LP

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Avinash Kripalani

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0

	8	SHARED VOTING POWER.
9,807,088* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0

	10	SHARED DISPOSITIVE POWER.
9,807,088* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
9,807,088* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.98%* (see Item 5)

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of I HDML Fund LLC and Halcyon Solutions Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Jason Dillow

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
9,807,088* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
9,807,088* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
9,807,088* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.98%* (see Item 5)

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Solutions Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSONS
Kevah Konner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
9,807,088* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
9,807,088* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
9,807,088* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.98%* (see Item 5)

14	TYPE OF REPORTING PERSON.
IN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Solutions Master Fund, L.P.

Schedule 13D
CUSIP No. 65342K105

1	NAME OF REPORTING PERSON.
Halcyon Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.		(a)	☐
			(b)	☒

3	SEC USE ONLY.

4	SOURCE OF FUNDS.
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION.
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER.
0 (see Item 5)

	8	SHARED VOTING POWER.
9,807,088* (see Item 5)

	9	SOLE DISPOSITIVE POWER.
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER.
9,807,088* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.
9,807,088* (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.98%* (see Item 5)

14	TYPE OF REPORTING PERSON.
PN

*Includes shares owned by Halcyon Mount Bonnell Fund LP, HCN LP, Halcyon Energy, Power and Infrastructure Capital Holdings LLC, First Series of HDML Fund I LLC and Halcyon Solutions Master Fund, L.P.

This Amendment No. 6 (“Amendment No. 6”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 1.	Security and Issuer.

Item 1 is amended and supplemented as follows:

The address of the Issuer’s principal executive offices is 1000 Louisiana Street, 39th Floor, Houston, Texas 77002.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

This Statement is being filed jointly by the following (each, a “Reporting Person,” and, collectively, the “Reporting Persons”):  Halcyon Mount Bonnell Fund LP, a Delaware limited partnership, (“Mount Bonnell”); HCN LP, a Cayman Islands exempted limited partnership (“HCN”); HCN GP LLC, a Delaware limited liability company (“HCN GP”); Halcyon Energy, Power & Infrastructure Capital Holdings LLC, a Delaware limited liability company (“HEPI”); First Series of HDML Fund I LLC, a Delaware limited liability company (“HDML”), HDML Asset LLC, a Delaware limited liability company (“HDML Asset”), Halcyon Master Fund L.P., a Cayman Islands exempted limited liability partnership (“Master Fund”); Halcyon Asset LLC, a Delaware limited liability company (“Halcyon Asset”); Halcyon Capital Management LP, a Delaware limited partnership (“Halcyon Management”); Avinash Kripalani, a United States citizen; Jason Dillow, a United States citizen; and Kevah Konner, a United States citizen.

HCN GP is the general partner of HCN. HDML Asset is the investment member of HDML and general partner of Mount Bonnell.

Halcyon Asset is the general partner of Master Fund.

Halcyon Management is the investment manager for each of Mount Bonnell, HCN, HEPI, and HDML.  Investment decisions of Halcyon Management are made by a three-person committee, including Jason Dillow and Kevah Konner, each of whom has individual decision-making authority. Jason Dillow is CEO of Halcyon Management.  John Bader is no longer a Reporting Person. Avinash Kripalani is a Managing Principal at Halcyon Management.

The following address is the business address for each of the Reporting Persons: 477 Madison Avenue, 8th Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons or any of their respective executive officers, directors, general partners, or managing members, as applicable (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 6, as of October 4, 2018, are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of October 4, 2018, assuming as if the Preferred Shares and Warrants beneficially owned by the Halcyon entities that directly own preferred shares of the Issuer (“Halcyon Preferred Participants”) were convertible or exercisable, as the case may be, as of such date.

(a) and (b)

As of October 4, 2018, the Reporting Persons beneficially own, in the aggregate 9,807,088 Shares, comprised of 9,449,846 Shares and 357,242 Shares issuable upon (i) conversion of 1,681 Preferred Shares and (ii) the exercise of 25,609 Warrants and 107,500 warrants owned by Solutions that are currently exercisable at an exercise price of $11.50 per Share (“Initial Warrants”), which together represent approximately 8.98% of outstanding Shares (based on (i) 109,250,997 outstanding Shares as of September 26, 2018 (according to information supplied by the Issuer), plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares, the exercise of the Warrants held by Halcyon Preferred Participants and the exercise of the 107,500 Initial Warrants).

As of the date hereof Mount Bonnell directly owns 2,641,178 Shares, which represents approximately 2.42% of the Issuer’s outstanding Shares (based on 109,250,997 outstanding Shares as of September 26, 2018, according to information supplied by the Issuer); HDML directly owns 719,173 Shares, comprised of 647,713 Shares and 71,460 Shares issuable upon (i) conversion of 481 Preferred Shares and (ii) the exercise of 7,327 Warrants, which represents approximately 0.66% of the Issuer’s outstanding (based on 109,250,997 outstanding Shares as of September 26, 2018, according to information supplied by the Issuer, plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants held by HDML); HCN directly owns 4,245,152 Shares, comprised of 4,090,195 Shares and 154,957 Shares issuable upon (i) conversion of 1,043 Preferred Shares and (ii) the exercise of 15,890 Warrants, which represents approximately 3.8% of the outstanding Shares (based on 109,250,997 outstanding Shares as of September 26, 2018, according to information supplied by the Issuer, plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants held by HCN); HEPI directly owns 1,741,349 Shares, which represents approximately 1.59% of the outstanding Shares (based on 109,250,997 outstanding Shares as of September 26, 2018, according to information supplied by the Issuer); and Solutions directly owns 460,236 Shares, comprised of 329,411 Shares and 130,825 Shares issuable upon (i) conversion of 157 Preferred Shares, (ii) the exercise of 2,392 Warrants and the exercise of 107,500 Initial Warrants, which represent approximately 0.42% of the outstanding (based on 109,250,997 outstanding Shares as of September 26, 2018, according to information supplied by the Issuer, plus (ii) the number of Shares issuable upon the conversion of the Preferred Shares and the exercise of the Warrants and Initial Warrants held by HDML).

HDML Asset is the general partner of Mount Bonnell and the investment member of HDML. HCN GP is the general partner of HCN. Halcyon Management is the investment manager for each of Mount Bonnell, HCN, HEPI and HDML.  Investment decisions of Halcyon Management are made by a three-person committee, including Jason Dillow and Kevah Konner, each of whom has individual decision-making authority. Jason Dillow is CEO of Halcyon Management.  John Bader is no longer a Reporting Person. Avinash Kripalani is a Managing Principal at Halcyon Management.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as set forth in this Item 5, none of the Reporting Persons has effected any transaction in the Shares since August 27, 2018 (i.e., the filing of Amendment No. 5 to this Schedule 13D).

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Statement.

(e) Not applicable.

Explanatory Note: The percentage aggregate ownership that was reported in Amendment No. 4 to this Schedule 13D incorrectly stated 4.95% and should have been 8.98%.

Item 7.	Material to Be Filed as Exhibits

Item 7 is amended and supplemented as follows:

10*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 4, 2018	Halcyon Mount Bonnell Fund LP
		By:	Halcyon Capital Management LP, its Manager

	/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Deputy General Counsel

October 4, 2018		October 4, 2018
Date		Date

HDML Asset LLC

	/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Deputy General Counsel

October 4, 2018		October 4, 2018
Date		Date

HCN LP
By:	Halcyon Capital Management LP, its Manager

	/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Deputy General Counsel

October 4, 2018		October 4, 2018
Date		Date

HCN GP LLC

	/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Deputy General Counsel

October 4, 2018		October 4, 2018
Date		Date

Halcyon Energy, Power and Infrastructure Capital Holdings LLC
By:	Halcyon Capital Management LP, its Manager

	/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Deputy General Counsel

October 4, 2018		October 4, 2018
Date		Date

First Series of HDML Fund I LLC
By:	Halcyon Capital Management LP, its Manager

	/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Deputy General Counsel

October 4, 2018		October 4, 2018
Date		Date

Halcyon Solutions Master Fund LP
By:	Halcyon Solutions GP LLC, its General Partner

	/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Deputy General Counsel

October 4, 2018		October 4, 2018
Date		Date

Halcyon Solutions GP LLC

	/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Deputy General Counsel

October 4, 2018		October 4, 2018
Date		Date

Halcyon Capital Management LP

	/s/ Suzanne McDermott		/s/ John Freese
Name:	Suzanne McDermott	Name:	John Freese
Title:	Chief Compliance Officer	Title:	Deputy General Counsel

October 4, 2018		October 4, 2018
Date		Date

/s/ Avinash Kripalani
Name:	Avinash Kripalani

October 4, 2018
Date
/s/ Jason Dillow
Name:	Jason Dillow

October 4, 2018
Date
/s/ Kevah Konner
Name:	Kevah Konner

October 4, 2018
Date

Exhibit Index

10*	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

* Filed herewith.